UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number:001-42416

Elong Power Holding Limited

3 Yan Jing Li Zhong Jie

Jiatai International Plaza

Block B, Room 2110

Beijing, China 100025

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

At the extraordinary general meeting (the “EGM”) of shareholders of Elong Power Holding Limited (the “Company”) held on January 6, 2026 Beijing Time (January 5, 2026, Eastern Time), the following matters, among others, were approved and authorized:

(i)	(A) the implementation of a new round of share consolidations of the Company’s issued and unissued Class A ordinary shares and Class B ordinary shares , par value US$0.00016 each, at any one time or multiple times during a period of up to two years of the date of the EGM, at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidations (collectively, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 4000:1; (B) the authorization of the Board, at its absolute and sole discretion, to implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of each of such Share Consolidations during a period of two (2) years of the date of the EGM; (C) the authorization of the Board to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidations so that no fractional shares be issued in connection with the Share Consolidations and all fractional shares resulting from the Share Consolidations will be rounded up to the whole number of shares; and (D) if and when deemed advisable by the Board in its sole discretion, the authorization of any director or officer of the Company, of and on behalf of the Company, to do all such other acts and things and execute all such documents necessary or desirable to implement the Share Consolidations;

(ii)	entirely conditional upon the implementation of a Share Consolidation with the exact consolidation ratio and the effective date of such Share Consolidation as determined by the Board, the adoption of an amended and restated memorandum and articles of association in substitution for and to the exclusion of, the memorandum and articles of association of the Company in effect immediately prior to the implementation of such Share Consolidation, to solely reflect such Share Consolidation, so long as it is implemented within two (2) years after the conclusion of the EGM (the “Adoption of New M&A upon Each Share Consolidation”); and

(iii)	That (a) any one or more of directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Share Consolidations, Adoption of New M&A upon Each Share Consolidation and other proposals under the foregoing resolutions, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions; (b) the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and (c) the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

According to the unanimous written resolutions of the Board passed on March 5, 2026, the share consolidation at the ratio of eighty (80)-for-one (1) (the “March 2026 Share Consolidation”) and the rounding up of any fractional shares resulting from the March 2026 Share Consolidation to the nearest whole ordinary share were approved.

Upon the opening of the market on March 12, 2026, the Company’s Class A ordinary shares will begin trading on the Nasdaq Global Market (“Nasdaq”) on a post-March 2026 Share Consolidation basis under the current symbol “ELPW”.

Every eighty (80) outstanding Class A ordinary shares or Class B ordinary shares will be combined into and will automatically become one post-March 2026 Share Consolidation Class A ordinary shares or Class B ordinary shares, respectively. No fractional shares will be issued in connection with the March 2026 Share Consolidation. Instead, the Company will issue one full post-March 2026 Share Consolidation Class A ordinary shares or Class B ordinary shares, as applicable, to any shareholder who would have been entitled to receive a fractional share as a result of the process. The new CUSIP number following the March 2026 Share Consolidation will be G3016G129.

The March 2026 Share Consolidation will reduce the number of outstanding shares of the Company from approximately 113 million Class A ordinary shares of a par value of US$0.00016 each and approximately 361,090 Class B ordinary shares of a par value of US$0.00016 each to approximately 1.4 million Class A ordinary shares of a par value of US$0.0128 each and approximately 4,514 Class B ordinary shares of a par value of US$0.0128 each, respectively. The par value of the Class A ordinary shares and Class B ordinary shares will be increased in proportion to the ratio of the March 2026 Share Consolidation to $0.0128 per share and the number of authorized ordinary shares will be reduced in proportion to the ratio of the March 2026 Share Consolidation to 15,000,000,000 Class A ordinary shares and 3,750,000,000 Class B ordinary shares.

The March 2026 Share Consolidation is intended for the Company to maintain compliance with Nasdaq Listing Rule 5810(c)(3)(A)(iii), which requires issuers listed on Nasdaq to maintain a closing bid price of greater than $0.10.

Attached to this report as Exhibit 99.1 is a copy of the press release dated March 6, 2026 titled “Elong Power Holding Limited Announces the Change of Effective Date of its 1 for 80 Share Consolidations”.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – Elong Power Holding Limited Announces Change of Effective Date of its 1 for 80 Share Consolidations, dated March 6, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Elong Power Holding Limited

Date: March 10, 2026	By:	/s/ Xiaodan Liu
	Name:	Xiaodan Liu
	Title:	Chief Executive Officer and Chairwoman of the Board of Directors